November 1, 2006

VIA OVERNIGHT MAIL

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

RE:	Atlas Energy Resources, LLC
Registration Statement on Form S-1, Amendment 1
Filed October 4, 2006
File No. 333-136094

Dear Mr. Schwall:

        On behalf of Atlas Energy Resources, LLC (the “Company”), we wish to respond to your comment letter dated October 23, 2006 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

        We are sending four courtesy copies, in both clean and blacklined form, of the amended registration statement (“Amendment No. 2”) under separate cover.

Form S-1/A, Filed October 4, 2006

Selected Historical Financial Data, page 74

1.	We note that you present certain operating costs under the heading “Other income (expense)” within your selected financial data table. Generally, costs classified as “Other” are non-operating in nature. Please rename this heading so that it accurately reflects the characteristics of the costs it includes.

The Company has revised its presentation to present “Other,” which is primarily interest income, as non-operating income in the summary historical data table on page 17, the selected historical financial data table on page 74, the unaudited pro forma combined

Securities and Exchange Commission

November 1, 2006

statements of income on page F-4 and F-5 and the combined statements of income on page F-10.

Financial Statements, page F-1

Unaudited Pro Form Combined Financial Statements, page F-2

2.	We note that you have included an adjustment to reflect incremental general and administrative expenses for estimated costs you expect to incur for the preparation and distribution of Schedule Ks. Tell us how you determined that this adjustment amount is factually supportable and compliant with Rule 11-02(b)(6) of Regulation S-X.

The Company has removed the adjustment for incremental general and administrative expenses on page F-4 and F-5 and disclosed in note (n) on page F-7 that these expenses associated with the preparation and distribution of Schedule K-1s are not included. The Company also subtracted these costs in calculating pro forma available cash on page 72.

3.	We note your pro forma financial statements include an adjustment to reflect $5 million of borrowings under your new credit facility as indicated at Note 2(f). However, in the fifth bullet under Note 1 you state that the pro forma financial statements reflect the net proceeds received from borrowings of $5.5 million under the new credit facility. Please revise your pro forma financial statements as necessary to reflect the correct amount you intend to borrow under your new credit facility.

The correct amount for anticipated borrowing under the new credit facility is $5 million, and the Company has revised Note 1 on page F-6 accordingly.

Atlas America E & P Operations Combined Financial Statements, page F-8

Combined Statements of Income, page F-10

4.	We have read the disclosures you added on page F-18 in response to prior comment 32 in our letter dated August 25, 2006; and understand your basis for not presenting a provision for income taxes in your financial statements. Since the operations were historically a component of a taxable entity, we believe you should revise your statements of operations to indicate that you are presenting income before taxes rather than net income. In addition, please expand your disclosure to include a schedule that reconciles the GAAP net income to taxable income.

Securities and Exchange Commission

November 1, 2006

The Company has revised the line item on the combined statements of income at page F-10 to “net income before taxes.” In addition, the Company has added a table on page F-18 that reconciles its GAAP net income to taxable income.

Engineering comments

Summary Reserve and Operating Data, page 19

5.	In footnote 2 you state that the Standardized Measure includes your physical hedges, although it is unclear whether you have specified the particular properties associated with those hedges. Our position is that you should only include hedged prices in this calculation when the hedges are specific to individual properties. You may discuss the possible effects of hedges that do not meet this criteria. However, the value that you present in the table described under paragraph 30 of SFAS 19 should not include the hedged prices unless they are specific to individual properties. If necessary, please revise your document here and elsewhere as necessary.

The Company has advised us that its physical hedges are identified to specific sales contracts related to production from specified properties to be delivered at specific dates in the future, and therefore these prices are considered in the calculation of its reserves and standardized measure.

6.	In footnote 4 you state the average production costs do not include charges for gathering fees. This appears to be inconsistent with the requirements set forth in paragraphs 23 and 24 of SFAS 19. Please revise your document here and elsewhere as necessary.

The Company has revised its disclosure at pages 19-20, 80-81 and 104 in response to your comment.

Notes to Combined Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-29

7.	Please tell us if your reserve determination and Standardized Measure calculations include gathering fees. If not, it appears you should present a revised proved reserve estimate and Standardized Measure to include these fees.

The Company has advised us that its reserves and standardized measure calculations include gathering fees.

Securities and Exchange Commission

November 1, 2006

Exhibit

8.	Obtain and file as an exhibit a new short form opinion of counsel that makes clear that the discussion that appears in the section of the prospectus captioned “Material Tax Consequences” constitutes counsel’s legal opinion. The statement that “that discussion… to the extent that it summarizes material federal income tax considerations (and ERISA considerations) of the Offering … is correct in all material respects” is insufficient in that regard. In the alternative, obtain and file as an exhibit a long form opinion of counsel.

A new opinion of counsel is attached to Amendment No. 2 as Exhibit 8.1.

Please note that the Company has filed substantially all of the remaining exhibits with Amendment No. 2. In addition, we have supplementally enclosed copies of the draft directed unit program materials.

Very truly yours,

Lisa A. Ernst

cc:	Edward E. Cohen
Lisa Washington
Thomas P. Mason